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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                                   ----------

                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.
                 (Translation of registrant's name into English)

                       4-1, Marunouchi 2-chome, Chiyoda-ku
                              Tokyo 100-6326, Japan
                    (Address of principal executive offices)

                                   ----------

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F __X__ Form 40-F _____

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes ____ No __X__

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 25, 2003

                                     MITSUBISHI TOKYO FINANCIAL GROUP, INC.

                                     By:   /s/ Atsushi Inamura
                                        -------------------------------------
                                        Name:  Atsushi Inamura
                                        Title: Chief Manager, General Affairs
                                               Corporate Administration Division

                                          Mitsubishi Tokyo Financial Group, Inc.

               MTFG to introduce Integrated Business Group system

Tokyo, December 25, 2003 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG) today announced that it planned to adopt an Integrated Business Group system from April 1, 2004, with the aim of progressing its shift to consolidated and integrated management of the Group.

MTFG is currently engaged in reshaping the business model of the entire Group. Adoption of an Integrated Business Group system will allow integrated management of Group businesses, as unified strategies for the Group will be decided at the holding company and then implemented at Group banks.

Under this system, the Group aims to further enhance the expertise of each Group company and offer customers even higher quality and more comprehensive financial services, while improving the speed and consistency of decision making across the Group and ensuring the most efficient allocation of Group management resources. Moreover, MTFG is working to leverage the capabilities of the entire Group by increasing profitability and competitiveness as a comprehensive provider of high-quality, diversified financial services, and in doing so to maximize shareholder value.

1.   Purpose of introducing the Integrated Business Group system

     The Integrated Business Group system is being introduced with the following aims:

     1) Seamless provision of comprehensive financial services to customers

        By implementing a unified Group strategy, Group banks will be seen by customers as being part of an integrated group while still remaining separate entities, and the Group will be able to maximize the value of its financial services in a rapid manner.

     2) Straightforward implementation of new strategy and business models

        The Group will be able to develop and implement new integrated strategies and business models from a group management point of view. By concentrating each business planning and operations management in the holding company, the system will be constructed so that strategic decisions can be made on an integrated basis for the whole Group and managed centrally at the holding company while being implemented by Group banks.

     3) Realizing the potential of Group employees

        Under the new system MTFG employees will have the opportunity to develop their professional capabilities and realize their potential on a broader front than previously.

2.   Nature of the holding company:

     Shifting from Strategic Coordination to Integrated Strategic Management

     The nature of the holding company will change from being a strategic coordination body, to being a provider of integrated strategic management. This reflects one of the purposes of introducing the new Integrated Business Group system, which is to create a structure in which strategic decisions are made on an integrated basis for the whole Group by the MTFG Executive Committee, while being implemented by Group banks.

3.   Outline of Integrated Business Group system

     1) Establishment of Integrated Business Groups

        Retail banking, corporate banking, and trust assets (asset management, administration operations and custody services) will be positioned as the three core consolidated operating profit generating businesses, and three new business groups will be established: the Integrated Retail Banking Business Group, the Integrated Corporate Banking Business Group, and the Integrated Trust Assets Business Group.

     2) Integrated Business Group structure

                                                                                                   --------------------------
---------------------------------------------------------------------------------------------------  MTFG Holding Company    ---
                                                                                                   --------------------------
              -------------------------                                          ----------------------------------------------
                 Board of Directors                                                Executive Management Functions
              -------------------------                                             (1) Strategic decision making support
              -------------------------                                             (2) Group risk management
                Executive Committee                                                 (3) Pursuit of overall Group efficiency
              -------------------------                                          ----------------------------------------------

     -------------------------------             -------------------------------           -------------------------------
              RETAIL BANKING                             CORPORATE BANKING                            TRUST ASSETS
       Integrated Business Group                   Integrated Business Group                  Integrated Business Group
     -------------------------------             -------------------------------           -------------------------------

       --------------------------                  --------------------------              --------------------------
             Head of group                               Head of group                           Head of group
              Deputy Head                                 Deputy Head                             Deputy Head
       --------------------------                  --------------------------              --------------------------
       --------------------------                  --------------------------              --------------------------
           Support divisions                           Support divisions                       Support divisions
       --------------------------                  --------------------------              --------------------------
--------------------------------------------------------------------------------------------------------------------------------
       ---------        ---------                  ---------        ---------              ---------        ---------
          BTM              MTBC                       BTM              MTBC                   BTM              MTBC
           BU               BU                         BU               BU                     BU               BU
          Head             Head                       Head             Head                   Head             Head
       ---------        ---------                  ---------        ---------              ---------        ---------

     [X] In order to develop and implement integrated strategy effectively for the whole Group, MTFG and Group banks will be managed through a `three in one' structure. Each MTFG Integrated Business Group will include the BTM and MTBC business units and divisions pertaining to the operations of the business group (including those of related subsidiaries and affiliated companies).

     [X] As the holding company's organization, MTFG will hold the head and deputy head of each Integrated Business Group, and will establish and staff support divisions (see "Support divisions" in the above chart).

     [X] The head and deputy head of each Integrated Business Group will concurrently serve as heads of related business units of Group banks. Moreover, although each MTFG division will be constructed from employees delegated from subsidiary banks, these employees will concurrently serve in related divisions of the subsidiary banks, helping to maintain the smooth execution of operations.

     [X] Business planning and operations management functions will be retained at the minimum necessary level for each business in Group banks, and streamlined by concentrating their functions and location within the Integrated Business Groups.

          Concentrated support functions:

            . Business planning: Responsible for formulation of business strategy, such as supporting Integrated Business Group heads in developing integrated strategy, etc.

            . Operations management: Responsible for monitoring strategic implementation, such as formulating branch and area performance evaluation policy, etc.

     [X] Broad decisions on matters such as Group strategy, budgeting, and the allocation of resources (staffing, capital, and expenses) will be made by the MTFG Executive Committee, and as the body responsible for formulating integrated Group strategy, this committee will serve to actively develop and utilize the capabilities of the overall Group.

     [X] In implementing a unified strategy under which Group banks remain separate entities, MTFG will conduct more detailed investigations into a performance evaluation under the principle of standardizing the approach within each Integrated Business Group.

4.   Establishment of preparation teams

     On January 5, 2004, three preparation teams will be formed temporarily to prepare for the introduction of the Integrated Business Group system. These teams, and the Integrated Business Group each is responsible for, are as follows.

     ------------------------------------------------------------------------------------------------
     Preparation Team (from January 1, 2004)        Integrated Business Group (from April 1, 2004)
     ------------------------------------------------------------------------------------------------
     Preparation Team No. 1                         Integrated Corporate Banking Business Group
     (Integrated Corporate Banking)
     ------------------------------------------------------------------------------------------------
     Preparation Team No. 2                         Integrated Retail Banking Business Group
     (Integrated Retail Banking)
     ------------------------------------------------------------------------------------------------
     Preparation Team No. 3                         Integrated Trust Assets Business Group
     (Integrated Trust Assets Business)
     ------------------------------------------------------------------------------------------------

For further information please contact:

Mr. Seiji Itai, Chief Manager
Corporate Communications Office
Tel. 81-3-3240-8136

(Reference)
                                          Mitsubishi Tokyo Financial Group, Inc.

                   Head and Deputy Head of Preparation Teams

Tokyo, December 25, 2003 --- The Heads and the Deputy Heads of the three Preparation Teams to be established on January 5, 2004 are as listed below.

  Preparation Team No.1 (Preparation Team for the Integrated Corporate Banking Business Group)

   -------------------------------------------------------------------------------------------------
             Title                Name                             Current Position
   -------------------------------------------------------------------------------------------------
             Head           Yasumasa Gomi             The Bank of Tokyo-Mitsubishi, Ltd.
                                                      Deputy President
   -------------------------------------------------------------------------------------------------
                            Kunichiro Adachi          The Mitsubishi Trust and Banking Corporation
                                                      Managing Director
          Deputy Head       ------------------------------------------------------------------------
                            Takahiro Moriguchi        The Bank of Tokyo-Mitsubishi, Ltd.
                                                      Deputy President
   -------------------------------------------------------------------------------------------------

  Preparation Team No.2 (Preparation Team for the Integrated Retail Banking Business Group)

   -------------------------------------------------------------------------------------------------
             Title                Name                             Current Position
   -------------------------------------------------------------------------------------------------
             Head           Ryuuichi Murata           The Bank of Tokyo-Mitsubishi, Ltd.
                                                      Managing Director
   -------------------------------------------------------------------------------------------------
                                                      The Mitsubishi Trust and Banking Corporation
          Deputy Head       Hajime Mita               Director & General Manager
                                                      Personal Banking Division
   -------------------------------------------------------------------------------------------------

  Preparation Team No.3 (Preparation Team for the Integrated Trust Assets Business Group)

   -------------------------------------------------------------------------------------------------
             Title                Name                             Current Position
   -------------------------------------------------------------------------------------------------
             Head           Haruya Uehara             The Mitsubishi Trust and Banking Corporation
                                                      Deputy President
   -------------------------------------------------------------------------------------------------
                            Tetsuo Iwata              The Bank of Tokyo-Mitsubishi, Ltd.
                                                      Managing Director
          Deputy Head       ------------------------------------------------------------------------
                            Toshio Koyama             The Mitsubishi Trust and Banking Corporation
                                                      Managing Director
   -------------------------------------------------------------------------------------------------


For further information, please contact
Seiji Itai, Chief Manager
Corporate Communications Office
Tel.: 81-3-3240-8136